315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
September 15, 2006
Via EDGAR and Federal Express
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549-0303

Re:	HCA Inc.
Schedule 13E-3 and Schedule 14A
Filed August 9, 2006
File No. 1-11239
Dear Mr. Riedler:
     On behalf of our client, HCA Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated September 7, 2006, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Transaction Statement on Schedule 13E-3 of the Company, Jack O. Bovender, Jr., Richard M. Bracken and Thomas F. Frist, Jr., M.D. under the Exchange Act, in each case filed by the Company on August 9, 2006. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Transaction Statement”), which are being filed with the Commission today, both clean and marked to show changes from the initial versions filed on August 9, 2006. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.
     We represent the Company only. To the extent any response relates to information concerning Parent, Merger Sub, Dr. Frist, the Frist Entities, the Management Investors, any of the private equity funds affiliated with the sponsors identified in the Proxy Statement, Credit Suisse Securities (USA) LLC or Morgan Stanley & Co. Incorporated, such response is included

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

in this letter based on information provided to the Company and us by such other entities or their respective representatives.
SCHEDULE 13E-3
1.	What consideration was given to whether the Frist Entities, members of the Frist family, the Management Rollover Holders and members of the Senior Management Group not already named, the sponsors, Parent and Merger Sub are affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3? For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

RESPONSE: The Company hereby confirms on behalf of the Frist Entities, members of the Frist family, the Management Rollover Holders, members of the Senior Management Group not already named, the sponsors, Parent and Merger Sub, that consideration was previously given as to whether such persons are affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Transaction Statement. Consistent with the Staff’s views expressed in Section II.D.3 of the Current Issues Outline dated November 14, 2000 (the “Outline”), this assessment was based on a review of the facts and circumstances at the time of filing and the applicable Commission rules and guidance, including Rule 13e-3 and the Outline. In summary, while such persons do not believe that they are affiliates of the Company, the Transaction Statement has been revised to include the Frist Entities, Parent, Merger Sub and the sponsors as filing persons solely in light of precedents they have observed involving similar transactions. However, no additional members of the Senior Management Group or Dr. Frist’s family should reasonably be characterized as affiliates of both the Company and Parent and, accordingly, have not been added as filing persons. We have provided below the more specific analysis with respect to each category of persons upon further review of this question in light of the Staff’s inquiry:

Management Interests: For purposes of this transaction, we respectfully advise the Staff that we do not believe members of the Senior Management Group other than Messrs. Bracken and Bovender should be included as filing persons on the Transaction Statement. Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly controls, is controlled by, or is under common control with, such issuer. Except for Messrs. Bracken and Bovender, none of the members of the Senior Management Group is on the board or is otherwise in a control relationship with the Company. Except for Messrs. Bracken and Bovender, no such member of the Senior Management Group is expected to serve on the board of the surviving corporation or otherwise be in a control relationship with the surviving corporation, and no member of the Senior Management Group will be on the board of managers of Parent, the ultimate parent of the surviving corporation following the merger. The authority of each member of the Senior Management Group will be subject to and defined by the board of directors of the surviving corporation, which board will be controlled by the sponsors and,

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

ultimately, the Parent, of which entity none of the Senior Management Group will be in a control position. Members of the Senior Management Group, other than Messrs. Bracken and Bovender, collectively hold less than 0.42% of the outstanding shares of the Company on a fully-diluted basis and therefore do not have a controlling stake in the Company. Furthermore, members of the Senior Management Group, other than Messrs. Bracken and Bovender, are currently expected to hold less than 0.40% of the equity of the surviving corporation (with no individual member holding over 0.14%), and therefore will not have a controlling equity stake in the surviving corporation. As clearly stated in the Outline, the resolution of whether management is engaging in a 13e-3 transaction is a facts and circumstances analysis and, in a case where the Staff did find management to be engaged on both sides of the transaction, “[a]n important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving corporation’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving corporation...” Thus, based on the facts and circumstances outlined above and consistent with the Staff’s views in the Outline, we respectfully submit that the members of the Senior Management Group other than Messrs. Bracken and Bovender are not “affiliates” of both the Company and Parent within the meaning of Rule 13e-3(a)(1) and, consequently, are not required to file a Schedule 13E-3 in connection with the merger.

Parent, Merger Sub and Sponsors: As indicated in the Outline, Parent, Merger Sub and the sponsors recognize that in certain circumstances a purchaser may be deemed to be an affiliate of an issuer, and as a consequence, may be required to file on a Schedule 13E-3. The sponsors also recognize that the Staff will “look through” the acquisition vehicle and treat as a separate, affiliated purchaser, the intermediate or ultimate parent of that acquisition vehicle. Consistent with the Outline, Parent and Merger Sub do not believe that they are affiliates of the Company because no affiliate of the Company controls Parent or Merger Sub, either through equity ownership or otherwise as more fully described above. Neither will Dr. Frist or the Frist Entities be in a control position of Parent or Merger Sub. Similarly, the sponsors do not believe that their investing funds are affiliates of the Company since no one fund controls Parent and Merger Sub and therefore no fund is the intermediate or ultimate parent of Parent and Merger Sub. Nevertheless, although they do not believe that they are affiliates of the Company based on their assessment of relevant rules and guidance, including the Outline, Parent, Merger Sub and the funds advised by the sponsors are being included as filing parties solely in light of the fact that they have observed that in some instances involving similar transactions, persons similarly situated to them have filed a Schedule 13E-3. The Transaction Statement and pages 7, 32 and 42 of the Proxy Statement have been revised to reflect the inclusion of Parent, Merger Sub and the funds advised by the sponsors as filing persons in the 13e-3 transaction.

Frist Entities: In response to the Staff’s comment with respect to the Frist Entities, and based solely on precedent observed for persons similarly situated in similar transactions,

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

the Transaction Statement and pages 7, 32 and 41 of the Proxy Statement have been revised to reflect the inclusion of the Frist Entities as filing persons in the 13e-3 transaction, notwithstanding the fact that the Frist Entities are not “affiliates” or otherwise in a control position with respect to the Company and/or Parent.

Dr. Frist’s Immediate Family: With respect to the members of Dr. Frist’s family, Dr. Frist and the Frist Entities respectfully note the Staff’s comment; however, they do not believe such persons should be included as filing persons on the Transaction Statement.
•	Family Members Other Than Thomas F. Frist III.
°	No member of Dr. Frist’s immediate family (other than Dr. Frist’s son, Thomas F. Frist III, whom we discuss below) (each, an “Other Family Member”) is currently employed by the Company or Parent or currently serves on the board of directors of the Company or is a member of Parent, and none of them is expected to participate in the management of or to serve on the board of directors or board of managers, as the case may be, of the Company or Parent after the merger.

°	Dr. Frist’s wife Patricia Champion Frist, his son William Robert Frist and his daughter Patricia Frist Elcan are expected to beneficially own, at the closing, less than 4.9%, 3.7% and 2.8%, respectively, of the outstanding equity securities of Parent after the merger.

°	Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly controls, is controlled by, or is under common control with, such issuer. Because none of the Other Family Members has any direct or indirect managerial or oversight control of the Company, and none of them holds a significant percentage of shares of the Company, they are not “affiliates” of the Company within the meaning of Rule 13e-3(a)(1).

°	Accordingly, and consistent with the Outline, we respectfully submit that such persons should not be deemed affiliates of both the Company and Parent in connection with the transaction and are not required to file a Schedule 13E-3 in connection with the merger.
•	Thomas F. Frist III. With respect to Thomas F. Frist III, while Dr. Frist may nominate Thomas F. Frist III to serve on the board of directors of the Company at some time after the merger in accordance with the Interim Investors Agreement, Thomas F. Frist III is expected to beneficially own at closing less than 2.1% of the outstanding equity securities of Parent after the merger. As such, Thomas F. Frist III will hold, directly or indirectly, only an

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

immaterial percentage of the total equity interest of the Company and Parent after the merger. The Staff has noted in the past that it would not view a person as an affiliate of a purchaser based solely on director positions. (See Note 6, Exchange Act Release No. 16075). Thomas F. Frist III’s expected board position alone, without a material equity interest, should not constitute a “control” relationship with the Company or Parent so as to require Thomas F. Frist III to be a filing person.

•	“Ultimate Parent” Analysis. The Frist Entities do not believe Rule 13e-3 would “look through” the Frist Entities to require a separate filing by any of the equity holders thereof. While Patricia Champion Frist, Patricia Frist Elcan, Thomas F. Frist III and William Robert Frist are the sole shareholders of Frisco, Inc., a Delaware corporation, and Patricia Frist Elcan, Thomas F. Frist III and William Robert Frist, together with Dr. Frist, are the only partners in Frisco Partners, a Tennessee general partnership, none of them individually controls or has the right to direct the management or affairs of the Frist Entities, or will have such control or right after the merger. In addition, Dr. Frist and his immediate family have not entered into any voting or shareholder agreements with respect to their equity interests in either of the Frist Entities pursuant to which Dr. Frist or any member of his family has granted a proxy over, or agreed to vote in concert with, any other shareholder or general partner of a Frist Entity with respect to his or her equity interests in the Frist Entities. Accordingly, since none of the Other Family Members or Thomas F. Frist III individually controls either of the Frist Entities, none of the Other Family Members or Thomas F. Frist III would be an “ultimate parent” of Parent or the Company after the merger.
Introduction
2.	Please remove “although each Filing Person expressly disclaims any obligation to file this Transaction Statement” from the first paragraph of the Introduction.

RESPONSE: This phrase has been deleted from the Transaction Statement in accordance with the Staff’s comment.
SCHEDULE 14A
Summary Term Sheet, page 1
3.	We note from the first bullet point that “certain entities affiliated with HCA founder and director Dr. Thomas F. Frist, Jr.” are part of the Investor Group. Since Dr. Frist does not currently own an interest in Hercules Holding II, LLC, please clarify that he is part of the Investor Group by virtue of the fact that he will contribute some of his shares in exchange for an equity interest in Hercules, so he is going to become an equity holder in Hercules.

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

RESPONSE: The disclosure on page 1 of the Proxy Statement has been revised in accordance with the Staff’s comment. Please note that as of the date of this letter, the Frist Entities have not yet assigned any of their rights or delegated any of their obligations under the Frist Entities equity commitment letter to Dr. Frist or any other person. However, it is anticipated at the present time that Dr. Frist will directly roll over a portion of the shares of HCA Common Stock directly owned by him in satisfaction of the Frist Entities’ equity commitment in exchange for equity securities in Parent and, thus, will become a direct equity holder in Parent.

4.	We note from a Form 8-K filed on August 21, 2006 that the FTC granted an early termination for the waiting period that is discussed in the “Regulatory Approvals” bullet point on pages 6-7. Please update this bullet point accordingly.

RESPONSE: The disclosure on pages 7 and 46 of the Proxy Statement have been revised in accordance with the Staff’s comment.

5.	Please revise “Interests of the Company’s Directors and Executive Officers in the Merger” to quantify the total cash payment that each officer will receive if the merger is consummated. Additionally, revise the table on page 48 to include a column disclosing the cash payment that each named individual will receive for their unrestricted shares.

RESPONSE: The disclosure on pages 6 and 54 of the Proxy Statement have been revised in accordance with the Staff’s comment.

6.	Please disclose in the “Opinions of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated” bullet point on page 6 the amount of Credit Suisse’s fee for its opinion and the amount by which the fee will increase if the merger is completed.

RESPONSE: The disclosure on page 34 of the Proxy Statement has been revised in accordance with the Staff’s comment. A cross reference to this disclosure has been added on page 6 of the Proxy Statement.
Questions and Answers About the Special Meeting and the Merger, page 9
7.	We note your undertaking to provide documents incorporated by reference upon written request. Please revise to clarify that you will provide such copies upon written or oral request and provide a phone number that can be used for such requests. See Note D.2. to Schedule 14A.

RESPONSE: The disclosure on page 13 of the Proxy Statement has been revised in accordance with the Staff’s comment.

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

The Special Meeting, page 16
8.	We note your disclosure that you have retained Georgeson, Inc. to assist in the solicitation and that your officers, directors and other employees may also solicit proxies. Please note that written solicitations, including written instructions and transcripts to be used for telephone solicitations, are required to be filed.

RESPONSE: The Company notes the Staff’s comment and intends to file any such written solicitations with the Commission.
The Parties To the Merger, page 15
9.	Please include the telephone numbers for Parent and Merger Sub, which would appear to be the telephone numbers for Bain Capital Partners, Kohlberg Kravis Roberts & Co., and Merrill Lynch Global Private Equity. See Item 14(b)(2) of Schedule 14A.

RESPONSE: The disclosure on page 15 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Special Factors
Background of the Merger, page 19
10.	We note from the second paragraph on page 19 and the second paragraph on page 20 that the company considered strategic alternatives, including acquisition opportunities, leveraged recapitalizations, and continuing as a stand-alone company or effecting additional stock repurchases.
•	Please explain why the company ruled out these alternatives.

•	Also, where you refer at the top of page 26 to the “potential rewards, risks and uncertainties” associated with these other alternatives, please identify and discuss those rewards, risks, and uncertainties for each alternative the board considered.

•	Each time these alternatives are discussed, the nature of the discussions should be included in the description of the meeting.
RESPONSE: The disclosure on pages 20-21 and 24-26 of the Proxy Statement have been revised in accordance with the Staff’s comment. Supplementally, we advise the Staff that the Company did not rule out any alternatives until the special committee recommended and its board of directors approved the merger agreement and the merger on July 24, 2006.

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

11.	What were the hypothetical financial structures for a leveraged buyout transaction that were discussed on April 5, 2006? Why was the structure of the present transaction chosen over other structures that were discussed?

RESPONSE: The disclosure on page 19 of the Proxy Statement has been revised in accordance with the Staff’s comment. We supplementally advise the Staff that the legal structure of the transaction was not discussed at the April 5, 2006 meeting and the financial structure of the transaction, in so far as it relates to the capital structure of the Company following the merger, was determined by the sponsors and not the Company.

12.	We note that Messrs. Bovender and Bracken and Dr. Frist excused themselves from the May 8, 2006 board of directors meeting. Please revise the “Background of the Merger” discussion to clarify at what point Messrs. Bovender and Bracken and Dr. Frist expressed interest in participating with the sponsors in the buyout of the Company. The discussion should clarify whether the sponsors approached Messrs. Bovender and Bracken and Dr. Frist or if Messrs. Bovender, Bracken and Dr. Frist approached the sponsors.

RESPONSE: While senior management and Dr. Frist were aware that it was customary for management to participate in leveraged buyout transactions, we supplementally advise the Staff that management and Dr. Frist, in accordance with the board’s instructions at its meeting on May 25, did not have any discussions with the sponsors regarding participation in the transaction until the special committee authorized general discussions at its meeting on July 3, and more specific discussions at its meeting on July 19, 2006. We respectfully submit to the Staff that this is consistent with the initial disclosure in the “Background of the Merger.” The specific discussions and negotiations, including with respect to equity investment commitments, occurred during the period from July 20-23 as described in the Proxy Statement. As a result of these discussions, certain senior managers and Dr. Frist reached preliminary agreement with the sponsors on the terms on which they would be willing to participate in the transaction. The Company has revised the disclosure on page 25 of the Proxy Statement in order to clarify that the sponsors communicated during these negotiations their desire for certain members of senior management to make commitments regarding their participation in the transaction in accordance with the Staff’s comment. We additionally refer the Staff to the discussion on page 19 of the Proxy Statement that indicates that it was management that on April 20 initially contacted the sponsors and requested the meeting on April 24 to discuss the feasibility of a leveraged buyout transaction involving the Company. We have, however, clarified this disclosure in the discussion regarding the April 24 meeting on page 19 of the Proxy Statement.

13.	We refer you to your disclosure on page 49. Please include in the Background of the Merger section disclosure of the discussions regarding the Investor Group’s unwillingness to proceed with the acquisition unless the Senior Management Group made significant investments in the surviving corporation.

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

RESPONSE: We refer the Staff to the Company’s response to the Staff’s comment 12 above. We further supplementally advise the Staff that none of the representatives of the Company or the special committee or the advisors to the special committee were included in this particular discussion.

14.	Were representatives of Merrill Lynch at the April 24, 2006 and May 3, 2006 meetings? Please note you should identify all parties present at each of the meetings described.

RESPONSE: The disclosure on pages 19 and 21-22 of the Proxy Statement have been revised in accordance with the Staff’s comment.

15.	Please clarify who Bass, Berry and Sims represents. Did they attend any meetings after May 25, 2006?

RESPONSE: The disclosure on pages 20-22 of the Proxy Statement have been revised in accordance with the Staff’s comment.

16.	Please revise the discussion of the May 25, 2006 meeting to include a description of Dr. Frist’s views of the proposed transaction that were presented at the meeting.

RESPONSE: The disclosure on page 20 of the Proxy Statement has been revised in accordance with the Staff’s comment.

17.	Please revise the discussion of the July 11, 2006 meeting to describe McKinsey’s analyses of the company and its prospects that were presented at the meeting, or provide a cross reference to such information appearing on page 78.

RESPONSE: The disclosure on page 23 of the Proxy Statement has been revised in accordance with the Staff’s comment.

18.	Please explain why the special committee decided it was necessary to hire a second financial advisor.

RESPONSE: The disclosure on page 22 of the Proxy Statement has been revised in accordance with the Staff’s comment.

19.	Please describe Credit Suisse and Morgan Stanley’s assessment of the strategic alternatives available to the company that were presented on July 17, 2006.

RESPONSE: The disclosure on page 24 of the Proxy Statement has been revised in accordance with the Staff’s comment.

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

20.	We note that on July 18, 2006 Dr. Frist reviewed with the special committee the reasons why he thought the company should be taken private at this time. Please revise this disclosure to include Dr. Frist’s reasons.

RESPONSE: The disclosure on pages 24-25 of the Proxy Statement have been revised in accordance with the Staff’s comment.

21.	We note your disclosure that beginning July 24, 2006 representatives of Credit Suisse and Morgan Stanley contacted companies they believed would be capable of and might be interested in consummating an acquisition of the company. Please disclose how many companies they contacted, what criteria they used to identify these companies, and the results of their inquiries. We may have further comments.

RESPONSE: The disclosure on page 26 of the Proxy Statement has been revised in accordance with the Staff’s comment.

22.	To the extent they are not already included as exhibits to the Schedule 13E-3, please file any board books or other materials provided to the board by McKinsey, Credit Suisse, Morgan Stanley or any outside party. Further, please provide the disclosure required by Item 1015 with regard to any such reports or materials. For example, any materials given to the board by the sponsors’ representatives at the July 11, 2006 presentation.

RESPONSE: The disclosure on page 23 of the Proxy Statement has been revised in response to the Staff’s comment. We have also revised the Company’s response to the disclosure required under Item 16 of the Transaction Statement in response to the Staff’s comment by filing the following additional exhibits: (c)(7) Presentation of representatives of Bain, KKR and Merrill Lynch Global Private Equity to Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Shearman & Sterling LLP, dated July 11, 2006 and (c)(8) Presentation of McKinsey & Company, Inc., dated July 11, 2006.

Supplementally, we respectfully advise the Staff that, as the July 17, 2006 McKinsey presentation previously filed and described was a detailed summary of the analyses contained in the July 11, 2006 McKinsey presentation, we believe the disclosure presented on page 86 of the Proxy Statement under “Important Information

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

About HCA — Projected Financial Information” presents the material information contained in the presentation by McKinsey & Company, Inc., dated July 11, 2006, which presentation has been added as an exhibit to the Transaction Statement.
Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger, page 25
23.	Please expand your disclosure in the first bullet on page 25 regarding the Company’s business, operations, financial condition, strategy and prospects as factors behind the special committee’s decision to recommend the merger. Quantify to the extent practicable.

RESPONSE: The disclosure on page 27 of the Proxy Statement has been revised in accordance with the Staff’s comment.

24.	We note you refer to other strategic alternatives including additional stock repurchases, divestitures or selected assets and potential acquisitions. If any of these alternatives were considered, please revise “Background of the Merger” to discuss the meetings in which they were considered and why the special committee decided not to pursue them. Your discussion should include a specific explanation as to why the special committee believes the merger is more favorable to unaffiliated shareholders than the mentioned alternatives.

RESPONSE: The disclosure on pages 20, 24 and 30 of the Proxy Statement have been revised in accordance with the Staff’s comment. Supplementally, we note that we have included additional disclosure in response to the Staff’s comment 19.

25.	Clarify whether the special committee considered the going concern value as a factor in determining fairness of the transaction to the unaffiliated shareholders. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Revise the discussion of the special committee’s fairness determination to address the going concern value of the company or explain why the committee did not consider this valuation technique. To the extent the committee is relying on the analyses of Credit Suisse or Morgan Stanley to satisfy any of its Item 1014 obligations, the committee must specifically adopt such analyses. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

RESPONSE: The disclosure on page 30 of the Proxy Statement has been revised in accordance with the Staff’s comment. We respectfully advise the Staff that we believe that the Company’s current description of the special committee’s process with respect to reviewing and considering the analyses of the special committee’s financial advisors more accurately describes the special committee’s process than utilizing the word “adopt.”

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

26.	Expand the first bullet point on page 26 to provide more information regarding the committee’s consideration of the range that would be payable in a leveraged buyout transaction. For example, quantify the range. Further, to the extent that the committee relied upon the analyses of a third party in this regard, it must adopt the analyses. See our previous comment.

RESPONSE: The disclosure on page 27 of the Proxy Statement has been revised. We have been informed by our financial advisors that their leveraged buyout analysis is not a principal valuation technique but another factor presented for consideration. As such, we believe it would be inappropriate to quantify a range here. We have included a cross-reference to the “Opinions of Financial Advisors — Financial Analyses” section, which describes in detail the valuation metrics performed by the financial advisors and presented to the special committee. With respect to the adoption of the analyses, we refer to our response to comment 25 above and respectfully advise the Staff that we believe that the Company’s current description of the special committee’s process with respect to reviewing and considering the analyses of the special committee’s financial advisors more accurately describes the special committee’s process than utilizing the word “adopt.”

27.	Please expand to describe the committee’s consideration of historical market prices, including those of other industry participants and general market indices, in more detail or provide a cross reference to the information considered. To the extent that the committee relied upon the analyses of a third party in this regard, it must adopt the analyses. See our previous comment.

RESPONSE: The disclosure on pages 27-28 of the Proxy Statement have been revised in accordance with the Staff’s comment. As discussed in the response above to the Staff’s comment 25, we believe that the Company’s current description of the special committee’s process more accurately describes the special committee’s process than utilizing the word “adopt.”

28.	Please delete the discussion concerning “arm’s-length negotiations” here and in all other places in the document where similar language appears, as references to arm’s-length negotiations are inappropriate in a going private transaction.

RESPONSE: The disclosure on pages 28, 29 and 37 of the Proxy Statement have been revised in accordance with the Staff’s comment.

29.	We note your statement on page 28 that the special committee did not consider the liquidation value of the company’s assets because it considers the company to be a viable going concern business. Did the committee consider the possibility that the aggregate value of the individual assets may be worth more than the value of the business? If not, then please explain why. Further, please note that the absence of an intention to liquidate

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

is not determinative of whether the discussion should address liquidation values. See Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

RESPONSE: The disclosure on page 30 of the Proxy Statement has been revised in accordance with the Staff’s comment.

30.	Expand the fairness discussion to address fairness in the absence of the procedural safeguards listed in Item 1014. For example, what consideration did the committee give to the fact that the transaction does not require the approval of at least a majority of the unaffiliated shareholders? See Items 1014(c), (d), and (e).

RESPONSE: The disclosure on page 29 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Purpose and Reasons for the Merger of Management Investors, page 29
31.	Please delete the statement that Messrs. Bovender and Bracken “may be deemed” to be engaged in a going private transaction under a potential interpretation of the rules governing going private transactions. It is clear that they are engaged in a going private transaction. Similarly, delete the statement that Dr. Frist “may be deemed” to be engaged in a going private transaction.

RESPONSE: The disclosure on pages 31-32 and 40-41 of the Proxy Statement have been revised in accordance with the Staff’s comment.

32.	We note your statement that the transaction will allow the Management Investors to immediately realize in cash the value of a portion of their holding in HCA. Please revise to disclose the amount that each party will realize and the amount that each will reinvest in the surviving corporation. Provide similar disclosure for Dr. Frist in the section titled “Purpose and Reasons for the Merger of Dr. Frist.”

RESPONSE: The disclosure on pages 31-32 and 55 of the Proxy Statement have been revised in accordance with the Staff’s comment.
Opinion of Credit Suisse Securities (USA) LLC, page 30
33.	Please revise the second paragraph to describe the procedures followed, assumptions made, matters considered, and limitations rather than referring to the opinion.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 33 to remove the reference to Annex B for assumptions made, matters considered and limitations on the review. We have moved this language to the last sentence of this paragraph to clarify that the assumptions, matters considered and limitations are

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

disclosed in the summary. In this regard, we direct the Staff’s attention to the disclosure of these matters in the second and third full paragraphs on page 33 of the Proxy Statement.

34.	You state that the summary of the Credit Suisse opinion is qualified by reference to the full text of such opinion. Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Revise as appropriate. Apply this comment to the similar qualification regarding the summary of the Morgan Stanley opinion.

RESPONSE: We note the Staff’s comment, and respectfully disagree. As is required under Schedule 14A, Schedule 13E-3 and rules related to the instant transaction, we have disclosed in the Proxy Statement the material information provided in the full text of the Credit Suisse and Morgan Stanley opinions. As is customary, we have also explicitly incorporated these opinions by reference and qualified the disclosure by reference to the actual text of the opinions, which are attached to the Proxy Statement as Annexes B and C. In this regard, we direct the Staff’s attention to the first sentence of this paragraph and the corresponding paragraph in the Morgan Stanley opinion section which cross-reference and explicitly incorporate by reference the Credit Suisse and Morgan Stanley opinions.

35.	Please state in the second full paragraph on page 31 the amount of Credit Suisse’s fees for its services provided in connection with the merger, the amount attributable to the opinion, and the amount by which the fee will increase if the merger is completed. See Item 1015(b)(4) of Regulation M-A.

RESPONSE: The disclosure on page 34 of the Proxy Statement has been revised in accordance with the Staff’s comment.

36.	We note your disclosure that Credit Suisse reviewed “certain publicly available business and financial information” and “certain other information provided to or discussed with” HCA, as well as “financial studies, analyses and investigations and financial and economic market criteria” Credit Suisse deemed relevant. Please note that any non-public information used by Credit Suisse in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor’s reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Credit Suisse that it used to formulate its opinion, including the specific assumptions outlined in Credit Suisse’s fairness opinion and report. Apply this comment to similar information reviewed by Morgan Stanley and discussed on page 32.

RESPONSE: We supplementally advise the Staff that, in addition to the projected financial information described in the Proxy Statement, we provided Credit Suisse and Morgan Stanley with information concerning HCA in connection with their review and

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

investigation of the Company and in the context of their discussions with management regarding the business, operations and affairs of HCA. To the extent such information was nonpublic and material, it has been disclosed in the Proxy Statement. With regard to the projections and underlying assumptions that were supplied to Credit Suisse and Morgan Stanley, we refer the Staff to our response to comment 54 below.
Opinion of Morgan Stanley & Co. Incorporated, page 31
37.	Please revise the second paragraph to describe the procedures followed, assumptions made, matters considered, and limitations rather than referring to the opinion.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 34 to remove the reference to Annex C for assumptions made, matters considered and limitations on the review. We have moved this language to the last sentence of this paragraph to clarify that the assumptions, matters considered and limitations are disclosed in the summary of the opinion on pages 35-36 of the Proxy Statement.

38.	Please disclose the amount of Morgan Stanley’s fee for its services in connection with the merger and the amount attributable to the opinion.

RESPONSE: The disclosure on page 36 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Financial Analyses, page 33
39.	We note you discuss one Discounted Cash Flow Analysis, one Selected Companies Analysis, and one Selected Transactions Analysis. Please discuss any analyses Credit Suisse or Morgan Stanley performed independently of one another. If the two firms based their opinions on the same analyses, disclose that fact.

RESPONSE: Credit Suisse and Morgan Stanley used the same financial analyses as the basis for their opinions and in their discussions with the special committee. The disclosure on page 37 of the Proxy Statement has been revised accordingly.

40.	We note from slide 8 of exhibit 99(C)(3) of the Schedule 13E-3 that in addition to the discounted cash flow, selected companies, and selected transactions analyses, the firms also utilized LBO analysis and premiums paid in selected transactions. Please discuss these analyses in the proxy statement.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that the LBO and premiums paid data were not principal valuation metrics used by Credit Suisse and Morgan Stanley to support their opinions. These data were provided to the special committee, along with the “52 Week High/Low” and “Wall Street Analyst Price Target” data, as additional financial metrics for the consideration of the committee. As a

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

result, these data were not discussed in the Proxy Statement. For clarity of this point, please refer to page 21 of the July 23, 2006 presentation filed as Exhibit 99(c)(4) to the Transaction Statement, where these metrics are explicitly designated “Other Financial Metrics.” In response to the Staff’s comment, we have included an additional “Other Factors” section on pages 39-40 of the Proxy Statement discussing these metrics.

41.	Please also explain to us the “Wall Street Research Analyst Target Summary,” and tell us why you did not describe it in your proxy statement.

RESPONSE: The “Wall Street Research Analyst Target Summary” shows the publicly available target price per share of HCA Common Stock as estimated by various financial analysts. Similar to the various metrics discussed in response to the Staff’s comment 40 above, this information does not represent a principal valuation metric and, as such, it was not previously discussed in the proxy statement. In accordance with the Staff’s comment, we have included discussion of the Wall Street Research Analyst data in the newly added “Other Factors” section on page 40 of the Proxy Statement.
Discounted Cash Flow Analysis, page 34
42.	Please tell us the basis for the selection of the multiples of 6.5x to 8.0x and the discount rates of 7.0% to 8.0% and explain why the financial advisors believe that these ranges are the most appropriate indicators.

RESPONSE: The disclosure on pages 37-38 of the Proxy Statement have been revised in accordance with the Staff’s comment.
Selected Companies Analysis, page 35
43.	Please disclose the criteria the firms used to determine the six companies they analyzed in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Also explain the rationale for using three urban hospital companies and three rural hospital companies.

RESPONSE: The disclosure on page 38 of the Proxy Statement has been revised in accordance with the Staff’s comment.

44.	Please disclose the enterprise values, estimated EBITDA, and resulting trading multiples for each company. Also disclose each company’s equity value per share, estimated earnings per share, and resulting P/E ratio.

RESPONSE: The disclosure on page 38 of the Proxy Statement has been revised in accordance with the Staff’s comment to disclose, in tabular format, the meaningful data regarding high, low and mean ranges of Enterprise Value/EBITDA and P/E multiples of

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

the selected companies. We have also revised the qualitative discussion of these metrics accordingly.

45.	Please disclose which “ranges of selected multiples described above for the selected companies” were used to derive an implied enterprise value reference range.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 38 of the Proxy Statement to include the tabular data described in response to the Staff’s comment 44 above, which data includes a range of multiples for the selected companies that was used in deriving an implied enterprise value reference range. We have also revised the qualitative discussion accordingly.

46.	Please state the amount of HCA’s net debt as of June 30, 2006, and describe the “other adjustments” that were made.

RESPONSE: The disclosure on page 38 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Selected Transactions Analysis, page 35
47.	We note the companies involved in the eight transactions used in this analysis had “businesses and holdings similar to those HCA’s.” Please disclose in more detail the criteria the firms used to determine the eight transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identity the transaction and explain why it was excluded.

RESPONSE: The disclosure on page 39 of the Proxy Statement has been revised in accordance with the Staff’s comment.

48.	Please revise to clarify that the transactions used in the analysis took place between 1996 and 2004.

RESPONSE: The disclosure on page 39 of the Proxy Statement has been revised in accordance with the Staff’s comment.

49.	Please disclose the enterprise values, the latest 12 months revenue and EBITDA, and the resulting multiples for each company. Also disclose which “ranges of selected multiples described above for the selected transactions” were used to derive an implied enterprise value reference range.

RESPONSE: The disclosure on page 39 of the Proxy Statement has been revised in accordance with the Staff’s comment to include the meaningful data detailing the ranges of high, low, median and mean enterprise value multiples of revenue and EBITDA for the

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

latest 12 months. We have presented this data in tabular format for ease of review, and have revised the qualitative discussion accordingly.

50.	Please state the amount of HCA’s net debt as of June 30, 2006, and describe the “other adjustments” that were made.

RESPONSE: The disclosure on page 39 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Interests of the Company’s Directors and Executive Officers in the Merger, page 46
51.	Please disclose the ownership percentage in the Parent the Frist Entities are expected to have.

RESPONSE: The disclosure on page 44 of the Proxy Statement has been revised in accordance with the Staff’s comment.

52.	We note the statement near the bottom of page 47 that “[t]he foregoing summary of the interim investors agreement does not purport to be complete.” Please either remove this statement or revise it to clarify that the discussion does include all terms that are required to be disclosed pursuant to Item 5 of Schedule 14A.

RESPONSE: The disclosure on page 53 of the Proxy Statement has been revised in accordance with the Staff’s comment.

53.	We note in the “New Arrangements with the Surviving Corporation After Closing” discussion on page 49 that certain officers will enter into definitive general employment and equity compensation agreements. Please include a brief description of the general terms and file these agreements with your proxy statement when they are executed.

RESPONSE: The disclosure on pages 55-57 of the Proxy Statement have been revised in accordance with the Staff’s comment. Please note, however, that the exact terms and conditions of the employment agreements are still being negotiated by the parties and have not been executed by the parties at this time, and thus have not been filed as exhibits to the Transaction Statement.

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

Projected Financial Information, page 75
54.	We note that you have included a “subset” of the financial forecasts provided to the financial advisors. Please ensure that you have provided all projections and underlying assumptions that were supplied to the financial advisors and used to formulate their opinions.

RESPONSE: We respectfully advise the Staff that we believe the disclosures presented under the heading “Important Information About HCA — Projected Financial Information” provide the material projected financial information and related assumptions provided to the board of directors and the special committee and relied upon by the financial advisors to the special committee in rendering their respective opinions to the special committee.
Annex C: Opinion of Morgan Stanley & Co. Incorporated, page C-1
55.	We note the following sentence in the opinion’s penultimate paragraph on page C-3: “It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent.” Please revise your proxy statement to clarify that shareholders have the right to rely on this opinion.

RESPONSE: In response to the Staff’s comment, we have revised page C-3 to delete the word “only” in the above-referenced sentence. We note that the description of the opinion included in the Proxy Statement does not include the above-referenced sentence.

     The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 15, 2006

     Please do not hesitate to contact me at (615) 742-6223, Page Davidson of our firm at (615) 742-6253, or Ryan Thomas of our firm at (615) 742-7765 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ James H. Cheek, III
James H. Cheek, III

Enclosures

cc:	Gregory S. Belliston, Securities and Exchange Commission

Jack O. Bovender, Jr., HCA Inc.
Robert A. Waterman, HCA Inc.
John M. Franck II, HCA Inc.

J. Page Davidson, Bass, Berry & Sims PLC
Ryan D. Thomas, Bass, Berry & Sims PLC

Creighton O’M. Condon, Shearman & Sterling, LLP
Clare O’Brien, Shearman & Sterling, LLP

David J. Sorkin, Simpson Thacher & Bartlett, LLP

James C. Morphy, Sullivan & Cromwell, LLP
John Evangelakos, Sullivan & Cromwell, LLP